SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

(Amendment No. 1)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL PROPERTY INVESTORS 4

(Name of the Issuer)

NATIONAL PROPERTY INVESTORS 4

NPI EQUITY INVESTMENTS, INC.

AIMCO PROPERTIES, L.P.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO/IPT, INC.

AIMCO-GP, INC.

AIMCO IPLP, L.P.

IPLP ACQUISITIONS I, L.L.C.

AIMCO NPI 4 MERGER SUB LLC

(Name of Person(s) Filing Statement)

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

John Bezzant

Executive Vice President

Apartment Investment and Management Company

4582 South Ulster Street, Suite 1100

Denver, Colorado 80237

(303) 757-8101

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

WITH COPY TO:

Robert Mintz, Esq.

Hogan Lovells US LLP

One Tabor Center

1200 Seventeenth St., Suite 1500

Denver, Colorado 80202

(303) 899-7300

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$2,031,708.25	$232.83

*	For purposes of calculating the fee only. This amount was calculated by multiplying the 12,155 limited partnership units held by limited partners unaffiliated with AIMCO Properties, L.P. by $167.15 per limited partnership unit.

**	Calculated by multiplying the transaction valuation of $2,031,708.25 by 0.0001146

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $275.56

Form or Registration No.: Form S-4

Filing Party: Apartment Investment and

Management Company; Aimco Properties, L.P.

Date Filed: July 28, 2011

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: (1) National Property Investors 4, a California limited partnership (the “Company” or “NPI”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) NPI Equity Investments, Inc., a Florida corporation and the general partner of NPI (“NPI Equity”); (3) AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”); (4) Apartment Investment and Management Company, a Maryland corporation (“Aimco”); (5) AIMCO/IPT, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco (“AIMCO/IPT”); (6) AIMCO-GP, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco and the general partner of Aimco OP (“AIMCO-GP”); (7) AIMCO IPLP, L.P., a Delaware limited partnership, of which AIMCO/IPT is the general partner (“AIMCO IPLP”), (8) IPLP Acquisitions I, L.L.C., a Delaware limited liability company and a wholly owned subsidiary of Aimco (“IPLP Acquisitions”) and (9) AIMCO NPI 4 Merger Sub LLC, a Delaware limited liability company, of which Aimco OP is the sole member (“Merger Sub”).

This Schedule 13E-3 relates to (i) the conversion (the “Conversion”) of NPI into a Delaware limited partnership named National Property Investors 4, LP (“New NPI”), and (ii) after the Conversion, the merger of Merger Sub with and into New NPI, with New NPI as the surviving entity, which are described in the information statement/prospectus which forms a part of the registration statement on Form S-4 filed by Aimco and Aimco OP contemporaneously with this Schedule 13E-3 (the “Information Statement/Prospectus”). A copy of the Information Statement/Prospectus is incorporated by reference in Exhibit (a) to this Schedule 13E-3. The item numbers and responses thereto are provided in accordance with the requirements of Schedule 13E-3.

Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Information Statement/Prospectus in answer to the items of Schedule 13E-3. The information in the Information Statement/Prospectus, including all annexes and exhibits thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement/Prospectus and the annexes and exhibits thereto. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Information Statement/Prospectus.

As of the date hereof, the Information Statement/Prospectus is in preliminary form and is subject to completion or amendment.

ITEM 1. Summary Term Sheet

Summary Term Sheet. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2. Subject Company Information

(a)	Name and Address. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY TERM SHEET—Parties Involved” is incorporated herein by reference.

(b)	Securities. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT NATIONAL PROPERTY INVESTORS 4” and “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET—Reason for the Transactions” and “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT NATIONAL PROPERTY INVESTORS 4—Distributions to Limited Partners” and “COMPARISON OF NPI UNITS AND AIMCO OP UNITS” is incorporated herein by reference.

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. Not applicable.

ITEM 3. Identity and Background of Filing Person

(a)-(c)	This Schedule 13E-3 is being filed by: (1) National Property Investors 4, a California limited partnership (the “Company” or “NPI”); (2) NPI Equity Investments, Inc., a Florida corporation (“NPI Equity”); (3) AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”); (4) Apartment Investment and Management Company, a Maryland corporation (“Aimco”); (5) AIMCO/IPT, Inc., a Delaware corporation (“AIMCO/IPT”); (6) AIMCO-GP, Inc., a Delaware corporation (“AIMCO-GP”); (7) AIMCO IPLP, L.P., a Delaware limited partnership (“AIMCO IPLP”); (8) IPLP Acquisitions I, L.L.C., a Delaware limited liability company (“IPLP Acquisitions”), and (9) AIMCO NPI 4 Merger Sub LLC, a Delaware limited liability company (“Merger Sub”).

AIMCO-GP is the general partner of Aimco OP and a wholly owned subsidiary of Aimco. NPI Equity is the general partner of the Company and is a wholly owned subsidiary of AIMCO/IPT. AIMCO/IPT is a wholly owned subsidiary of Aimco. IPLP Acquisitions is a wholly owned subsidiary of Aimco. Merger Sub was formed solely for the purpose of consummating the merger with the Company, and its sole member is Aimco OP. AIMCO/IPT holds a 70% interest in AIMCO IPLP as its general partner.

The principal business of Aimco, AIMCO-GP, AIMCO/IPT, AIMCO IPLP, IPLP Acquisitions and Aimco OP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal business of NPI Equity is managing the affairs of NPI. Merger Sub was formed solely for the purpose of consummating the merger with the Company, or following the Conversion, New NPI and does not have any assets or operations. The business address of Aimco, AIMCO-GP, AIMCO/IPT, AIMCO IPLP, Aimco OP, IPLP Acquisitions and Merger Sub is 4582 South Ulster Street, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101. The principal address of NPI and NPI Equity is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and their telephone number is (864) 239-1000. NPI is the subject company.

The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET—Parties Involved,” “INFORMATION ABOUT THE AIMCO ENTITIES,” “INFORMATION ABOUT NATIONAL PROPERTY INVESTORS 4” and “Annex E—Officers and Directors” is incorporated herein by reference.

During the last five years, none of Aimco, AIMCO-GP, AIMCO/IPT, AIMCO IPLP, Aimco OP, IPLP Acquisitions, NPI, Merger Sub or NPI Equity nor, to the best of their knowledge, any of the persons listed in Annex E of the Information Statement/Prospectus (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. Terms of the Transaction

(a)(1)	Material Terms. Tender Offers. Not applicable.

(2)	Material Terms. Mergers or Similar Transactions. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS,” “THE TRANSACTIONS,” “THE MERGER AGREEMENT,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK,” “COMPARISON OF NPI UNITS AND AIMCO OP UNITS,” “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS” and “Annex A—Amended and Restated Agreement and Plan of Conversion and Merger” is incorporated herein by reference.

(c)	Different Terms. Not applicable.

(d)	Appraisal Rights. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET—Appraisal Rights,” “THE TRANSACTIONS—Appraisal Rights,” “THE MERGER AGREEMENT—Appraisal Rights” and “Annex D—Appraisal Rights of Limited Partners” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. There has been no provision made by any filing persons in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

(f)	Eligibility for Listing or Trading. The information set forth in the Information Statement/Prospectus under the captions “COMPARATIVE PER SHARE DATA,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK” and “COMPARISON OF NPI UNITS AND AIMCO OP UNITS” is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Information Statement/Prospectus under the caption “INFORMATION ABOUT NATIONAL PROPERTY INVESTORS 4—Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions,” “THE TRANSACTIONS—Background of the Transactions,” “THE TRANSACTIONS—Amendment to Partnership Agreement” and “THE TRANSACTIONS—Determination of Merger Consideration” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement/Prospectus under the captions, “INFORMATION ABOUT NATIONAL PROPERTY INVESTORS 4—Certain Relationships and Related Transactions,” “THE TRANSACTIONS—Approvals Required” and “THE MERGER AGREEMENT” is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS,” “THE TRANSACTIONS—Background of the Transactions,” “THE TRANSACTIONS—Amendment to Partnership Agreement” and “THE TRANSACTIONS—Future Plans for the Property” is incorporated herein by reference.

(c)(1)-(8)	Plans. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS,” “THE TRANSACTIONS—Background of the Transactions,” “THE TRANSACTIONS—Amendment to Partnership Agreement” and “THE TRANSACTIONS—Future Plans for the Property” is incorporated herein by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transactions” and “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions,” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions,” is incorporated herein by reference.

(d)	Effects. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Effects of the Transactions” and “MATERIAL UNITED STATES FEDERAL INCOME

TAX CONSIDERATIONS” is incorporated herein by reference. Upon completion of the transactions, Aimco’s and its affiliates’ interest in the net book value of NPI will increase from 80.02% to 100%, or from a deficit of $31,503,000 to a deficit of $39,371,000 as of December 31, 2010, and their interest in the net losses of the Company will increase from 80.08% to 100%, or from $193,000 to $241,000 for the year ended December 31, 2010.

ITEM 8. Fairness of the Transaction

(a)-(b)	Fairness / Factors Considered in Determining Fairness. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transactions,” “SPECIAL FACTORS—The Appraisal,” “SPECIAL FACTORS—Opinion of Financial Advisor” and “Annex C – Opinion of Duff & Phelps, LLC” is incorporated herein by reference. The appraisal report dated as of December 2, 2011 prepared by KTR Real Estate Advisors LLC (“KTR”) and related to the Village of Pennbrook is included as Exhibit (c)(1) to this Schedule 13E-3 and is incorporated herein by reference. The board presentation dated December 19, 2011, prepared by Duff & Phelps, LLC (the “D&P Presentation”), is incorporated into this Schedule 13-E3 as Exhibit (c)(3), and is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Transactions” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Transactions” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Transactions” is incorporated herein by reference.

(f)	Other Offers. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions” is incorporated herein by reference.

ITEM 9. Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transactions,” “SPECIAL FACTORS—The Appraisal,” “SPECIAL FACTORS—Opinion of Financial Advisor,” “Annex C – Opinion of Duff & Phelps, LLC” and “Annex K – Summary of Appraisal Table” is incorporated herein by reference. The appraisal report dated as of December 2, 2011 prepared by KTR and related to the Village of Pennbrook is included as Exhibit (c)(1) to this Schedule 13E-3 and is incorporated herein by reference. The D&P Presentation is incorporated into this Schedule 13-E3 as Exhibit (c)(3), and is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transactions,” “SPECIAL FACTORS—The Appraisal,” “SPECIAL FACTORS—Opinion of Financial Advisor” and “Annex C – Opinion of Duff & Phelps, LLC” is incorporated herein by reference. The appraisal report dated as of December 2, 2011 prepared by KTR and related to the Village of Pennbrook is included as Exhibit (c)(1) to this Schedule 13E-3 and is incorporated herein by reference. The D&P Presentation is incorporated into this Schedule 13-E3 as Exhibit (c)(3), and is incorporated herein by reference.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested holder of NPI Units or any representative who has been so designated in writing.

ITEM 10. Source and Amounts of Funds or Other Consideration

(a)—(d)	Sources of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Information Statement/Prospectus under the captions “THE TRANSACTIONS—Expenses and Fees and Source of Funds” and “FEES AND EXPENSES” is incorporated herein by reference. No alternative financing arrangements or alternative financing plans are correctly contemplated.

ITEM 11. Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Information Statement/Prospectus under the caption “INFORMATION ABOUT NATIONAL PROPERTY INVESTORS 4—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions. Not Applicable.

ITEM 12. The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Fairness of the Transactions,” “THE TRANSACTIONS—Background of the Transactions,” “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions,” “THE TRANSACTIONS—Amendment to Partnership Agreement” and “THE TRANSACTIONS—Approvals Required” is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions,” “SPECIAL FACTORS—Fairness of the Transactions,” “THE TRANSACTIONS—Background of the Transactions,” “THE TRANSACTIONS—Amendment to Partnership Agreement” and “THE TRANSACTIONS—Approvals Required” is incorporated herein by reference.

ITEM 13. Financial Statements

(a)	Financial Information. The information set forth in the Information Statement/Prospectus under the captions “SELECTED SUMMARY HISTORICAL FINANCIAL DATA OF NATIONAL PROPERTY INVESTORS 4,” “Annex F—NPI’s Annual Report on Form 10-K for the year ended December 31, 2010” and “Annex G—NPI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011” is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b)	Solicitations or Recommendations. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—The Appraisal,” “SPECIAL FACTORS—Opinion of Financial Advisor” and “FEES AND EXPENSES” is incorporated herein by reference.

ITEM 15. Additional Information

(b)	Not Applicable.

(c)	Other Material Information. The information set forth in the Information Statement/Prospectus, including all annexes and exhibits thereto, is incorporated herein by reference. The Schedule 13E-3 will be amended to specifically list any documents filed in the future that are incorporated by reference into the Registration Statement on Form S-4 filed by Aimco and Aimco OP.

ITEM 16. Exhibits

EXHIBIT NUMBER	DESCRIPTION

(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175847, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(b)

Senior Secured Credit Agreement, dated as of December 13, 2011, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., the lenders party thereto, KeyBank National Association, as administrative agent, swing line lender and a letter of credit issuer, Wells Fargo Bank, N.A., as syndication agent and Bank of America, N.A. and Regions Bank, as co-documentation agents (Exhibit 10.1 to Aimco’s and Aimco OP’s Current Report on Form 8-K, dated December 13, 2011 is incorporated herein by this reference).

(c)(1)	Appraisal Report, dated as of December 2, 2011, by KTR Real Estate Advisors LLC, related to the Village of Pennbrook Apartments (Exhibit 99.1 to Amendment No. 1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(c)(2)	Opinion of Duff & Phelps, LLC, dated as of December 19, 2011 (Annex C to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(c)(3)	Board Presentation dated December 19, 2011, prepared by Duff & Phelps, LLC (Exhibit (c)(11) to the Amendment No. 1 to the Schedule 13E-3 filed by Century Properties Fund XVII, LP on December 19, 2011 is incorporated by reference herein).

(d)	Amended and Restated Agreement and Plan of Conversion and Merger, dated December 19, 2011 (Exhibit 10.1 to the Current Report on Form 8-K filed by NPI on December 19, 2011 is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex D to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011

NATIONAL PROPERTY INVESTORS 4

By:	NPI Equity Investments, Inc.,
Its General Partner

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011

NPI EQUITY INVESTMENTS, INC.

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.,
Its General Partner

	By:	/s/ Trent A. Johnson
		Name:	Trent A. Johnson
		Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011

AIMCO/IPT, INC.

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011

AIMCO-GP, INC.

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011

AIMCO IPLP, L.P.

By:	AIMCO/IPT, Inc.,
Its General Partner

	By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011

IPLP ACQUISITIONS I, L.L.C.

By:	AIMCO IPLP, L.P.,
Its Sole Member

	By:	AIMCO/IPT, Inc., Its General Partner

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011	AIMCO NPI 4 MERGER SUB LLC

	By:	AIMCO PROPERTIES, L.P.
Its Sole Member

		By:	AIMCO-GP, INC.
Its General Partner

			By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and Assistant General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175847, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(b)

Senior Secured Credit Agreement, dated as of December 13, 2011, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., the lenders party thereto, KeyBank National Association, as administrative agent, swing line lender and a letter of credit issuer, Wells Fargo Bank, N.A., as syndication agent and Bank of America, N.A. and Regions Bank, as co-documentation agents (Exhibit 10.1 to Aimco’s and Aimco OP’s Current Report on Form 8-K, dated December 13, 2011 is incorporated herein by this reference).

(c)(1)	Appraisal Report, dated as of December 2, 2011, by KTR Real Estate Advisors LLC, related to the Village of Pennbrook Apartments (Exhibit 99.1 to Amendment No. 1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(c)(2)	Opinion of Duff & Phelps, LLC, dated as of December 19, 2011 (Annex C to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(c)(3)	Board Presentation dated December 19, 2011, prepared by Duff & Phelps, LLC (Exhibit (c)(11) to the Amendment No. 1 to the Schedule 13E-3 filed by Century Properties Fund XVII, LP on December 19, 2011 is incorporated by reference herein).

(d)	Amended and Restated Agreement and Plan of Conversion and Merger, dated December 19, 2011 (Exhibit 10.1 to the Current Report on Form 8-K filed by NPI on December 19, 2011 is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex D to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(g)	Not applicable.